

VIA FACSIMILE AND U.S. MAIL

February 19, 2008

Mr. Dale G. Nielsen
Chief Executive Officer
Pacific Land and Coffee Corporation
1650 Ala Moana, Suite 507
Honolulu, Hawaii 96815

> **Re:** **Pacific Land and Coffee Corporation**
> **Form 10-KSB for Fiscal Year Ended March 31, 2007**
> **Filed June 29, 2007**
> **Form 10-QSB for Fiscal Quarters Ended**
> **June 30, 2007, September 30, 2007 and December 31, 2007**
> **File No. 0-30595**

Dear Mr. Nielsen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended March 31, 2007

1. There appears to be a number of inconsistent disclosures and/or potential disclosure errors throughout the filing. For example:

   - The second paragraph under the "Background" section in Item 1 on page 1 is incomplete.

- Disclosure regarding the full-time status of your officers on page 7 appears to be inconsistent with the disclosure in the risk factor on page 2.
- There are duplicate lines and/or subheadings in the statements of cash flows.
- The disclosure of future minimum lease payments required by operating leases under the lease obligation heading in the notes to financial statements is incomplete.
- There appears to be a significant amount of data under the lease obligation heading in the notes to financial statements that a reader/investor is unable to clearly understand.
- There is a table under the "Coscina's Books" heading above the subsequent event heading in the notes to financial statements that a reader/investor is unable to clearly understand as there is no introduction.
- You disclose in the business acquisition heading in the notes to financial statements that the results of operations of Coscina Brothers are consolidated from the date of transfer to December 31 as opposed to March 31.

Please review and revise your disclosures throughout the filing as appropriate.

Item 7. Financial Statements and Supplementary Data, page 11

Consolidated Balance Sheet

2. Please disclose the terms of the credit line in the notes to financial statements. Please also discuss the credit line and related funding availability in management's discussion and analysis or plan of operations on page 8.

Business Acquisitions, page 17

3. In connection with our review we read your filings on Form 8-K filed November 7, 2006 and December 21, 2007. We note that the November 7, 2006 filing did not comply with the requirements of Rule 3-10(c)(3)(i) and Rule 310(d) of Regulation S-B with respect to the required interim financial statements and pro forma financial information. In future filings on Form 8-K under Items 2.01 and 9.01 please comply with the requirements of Rule 3-10 of Regulation S-B. Also, it appears that you may not have complied with the accounting and disclosure requirements of SFAS 141 based on the disclosures in this note, in note 5 in Form 10-Q for the fiscal quarter ended December 31, 2007 and in Form 8-K with respect to each of the acquisitions reported therein. Please tell us in detail why your accounting for, and disclosure of, business combinations complies with SFAS 141. Specifically address for each of the acquisitions, to the extent applicable, the requirements in paragraphs 20-23, 35-37, 39, 43, 44-45 and 51-57 of SFAS 141. In doing so provide us with the following additional information to facilitate our understanding:

- How you determined the cost of the acquired businesses including how you determined the value of securities issued.

- The methods you used to allocate the purchase price to the assets acquired and liabilities assumed in the acquisitions.
- How you determined the fair value of each of the assets acquired and liabilities assumed in the acquisitions.
- Why you have not apparently recognized any intangible assets, other than those included in the historical financial statements of ICTI, or goodwill in each acquisition, and the basis for your conclusions.

Depending on the extent of your response we may have further comments. Finally, please provide the disclosures required by SFAS 141 in your amended and future filings to the extent applicable.

Exhibits 31

4. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-B. In this regard, it appears you provided an old version of the certification. Please file a full and complete amendment with revised certifications. Similarly, please amend Form 10-QSB for the fiscal quarters ended June 30, 2007, September 30, 2007 and December 31, 2007.

5. In Form 8-K filed February 15, 2007 you disclose that Tyrus C. Young was appointed as your Chief Financial Officer, replacing Alfred Coscina. In this regard, please explain to us why Alfred Coscina signed your filings and provided certifications as your Chief Financial Officer through Form 10-QSB for the fiscal quarter ended September 30, 2007.

Form 10-QSB for Fiscal Quarter Ended December 31, 2007

Condensed Consolidated Balance Sheets

6. It appears you miscalculated total stockholders equity/(deficit). Please revise.

Condensed Consolidated Statements of Cash Flows

7. Please tell us what repayments of other liabilities included in cash flow from financing activities represents. It does not appear that your balance sheet as of March 31, 2007 included any long-term liabilities other than the non-current portion of notes payable.

Notes to Condensed Consolidated Financial Statements

Note 4 Equity

8. Please tell us how you derived the value assigned to the shares of common stock issued to members of your Board of Directors and consultants and why the value represents fair value.

Note 5 Acquisition of Integrated Coffee Technologies

9. It appears that your balance sheet reflects a credit to non-controlling interest related to the issuance of Integrated Coffee Technologies shares subsequent to the acquisition. Please explain to us why this accounting is appropriate and how you concluded no adjustment to consolidated equity was necessary. Refer to SAB Topic 5:H.

Item 3. Controls and Procedures

10. Please refer to disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) rather than the old version of the rules that you refer to now. See Item 307 of Regulation S-B. Similarly revise Form 10-QSB for the fiscal quarters ended June 30, 2007 and September 30, 2007.

11. We note that your certifying officers disclose their conclusions as to the effectiveness of disclosure controls and procedures "as of a date within 90 days prior to filing of this Quarterly Report on Form 10-QSB." As required by Item 307 of Regulation S-B, please revise to disclose the conclusions of your certifying officers regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Similarly revise Form 10-QSB for the fiscal quarters ended June 30, 2007 and September 30, 2007.

12. You state that there were no significant changes in your internal controls or in other factors that could significantly affect these controls subsequent to the date of your evaluation. In accordance with Item 308(c) of Regulation S-B, please disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Similarly revise Form 10-QSB for the fiscal quarters ended June 30, 2007 and September 30, 2007.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief